PRICING SUPPLEMENT
Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-158385
Dated August 21, 2009


Optimization

Return Optimization Securities linked to the dollar-adjusted return of the Dow Jones EURO STOXX 50® Index

Enhanced Return Strategies for Moderate Return Environments

HSBC USA Inc. $10,000,000 Securities linked to the dollar-adjusted return of the Dow Jones EURO STOXX 50® Index due August 26, 2011

Investment Description

These Return Optimization Securities Linked to the dollar-adjusted return of the Dow Jones EURO STOXX 50® Index are notes issued by HSBC USA Inc. (the "issuer"), which the issuer refers to as the "securities". The securities are designed to provide enhanced exposure to the potential positive performance of the Dow Jones EURO STOXX 50® Index, as adjusted by the exchange rate between the European Union euro and the U.S. dollar (the "dollar-adjusted index" or the "reference asset") up to the maximum gain. If the ending level is greater than the starting level on the final valuation date, at maturity you will receive the principal amount plus a positive return equal to the reference return multiplied by 5, up to the maximum gain of 43.50%. If the ending level is equal to or less than the starting level on the final valuation date, at maturity you will receive the principal amount reduced by 1% for every 1% by which the ending level is less than the starting level. You will not receive periodic interest or dividend payments during the term of the securities. **Investing in the securities involves significant risks. You may lose some or all of your principal amount if the reference return is negative. Any payment on the securities is subject to the creditworthiness of the issuer. This debt is not guaranteed under the Federal Deposit Insurance Corporation's Temporary Liquidity Guarantee Program.**

Features

❑ **Tactical Investment Opportunity**: At maturity, the securities enhance the positive returns of the dollar-adjusted index up to the maximum gain while providing 1-for-1 downside exposure. In moderate-return environments, this strategy provides the opportunity to outperform investments that track the performance of the dollar-adjusted index.

❑ **Enhanced Return Strategy**: The securities provide an opportunity to receive an enhanced return by multiplying a positive reference return by the multiplier of 5, not to exceed the maximum gain.

❑ **Diversification Opportunity**: The securities provide an opportunity to diversify your portfolio through exposure to European equities and the European Union euro/U.S. dollar exchange rate.

Key Dates

Trade Date	August 21, 2009
Settlement Date	August 26, 2009
Final Valuation Date[1]	August 22, 2011
Maturity Date[1]	August 26, 2011
CUSIP	4042EP420
ISIN	US4042EP4209

[1] Subject to postponement in the event of a market disruption event.

Security Offering

The issuer is offering Return Optimization Securities linked to the dollar-adjusted return of the Dow Jones EURO STOXX 50® Index. The return of the securities, if any, is subject to, and will in no event exceed, the predetermined maximum gain of 43.50% and, accordingly, any return at maturity will not exceed the specified maximum gain. The securities are offered at a minimum investment of $1,000 and in denominations of $10 in excess thereof.

See "Additional Information about HSBC USA Inc. and the Securities" on page 2 of this pricing supplement. The securities offered will have the terms specified in the accompanying prospectus dated April 2, 2009, the accompanying prospectus supplement dated April 9, 2009 and the terms set forth herein. See "Key Risks" on page 8 of this pricing supplement and the more detailed "Risk Factors" beginning on page S-3 of the accompanying prospectus supplement for risks related to the securities and the reference asset.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or passed upon the accuracy or the adequacy of this document, the accompanying prospectus or prospectus supplement. Any representation to the contrary is a criminal offense. The securities are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction.

The securities will not be listed on any U.S. securities exchange or quotation system. See "Supplemental Plan of Distribution" on page 15 for the distribution arrangement.

	Price to Public	Underwriting Discount	Proceeds to Issuer
Per Security	$10	$0.20	$9.80
Total	$10,000,000	$200,000	$9,800,000

UBS Financial Services Inc.   **HSBC USA Inc.**

Additional Information about HSBC USA Inc. and the Securities

This pricing supplement relates to one security offering linked to the reference asset identified on the cover page. The dollar-adjusted index described in this pricing supplement is a reference asset as defined in the prospectus supplement, and the securities being offered hereby are "notes" for purposes of the prospectus supplement. As a purchaser of a security, you will acquire an investment instrument linked to the reference asset. Although the security offering relates to the reference asset identified on the cover page, you should not construe that fact as a recommendation of the merits of acquiring an investment linked to the reference asset, or as to the suitability of an investment in the securities.

You should read this document together with the prospectus dated April 2, 2009 and the prospectus supplement dated April 9, 2009. If the terms of the securities offered hereby are inconsistent with those described in the accompanying prospectus supplement or prospectus, the terms described in this free writing prospects shall control. You should carefully consider, among other things, the matters set forth in "Key Risks" beginning on page 8 of this pricing supplement and in "Risk Factors" beginning on page S-3 of the prospectus supplement, as the securities involve risks not associated with conventional debt securities. The issuer urges you to consult your investment, legal, tax, accounting and other advisers before you invest in the securities.

HSBC USA Inc. has filed a registration statement (including a prospectus and prospectus supplement) with the U.S. Securities and Exchange Commission (the "SEC") for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents HSBC USA Inc. has filed with the SEC for more complete information about HSBC USA Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, HSBC USA Inc. or any dealer participating in this offering will arrange to send you the prospectus and prospectus supplement if you request them by calling toll-free 1 888 800 4722.

You may access these documents on the SEC web site at www.sec.gov as follows:

- Prospectus supplement dated April 9, 2009:
  www.sec.gov/Archives/edgar/data/83246/000114420409019785/v145824_424b2.htm

- Prospectus dated April 2, 2009:
  http://www.sec.gov/Archives/edgar/data/83246/000104746909003736/a2192100zs-3asr.htm

As used herein, references to "HSBC" and the "issuer" are to HSBC USA Inc. References to the "prospectus supplement" mean the prospectus supplement dated April 9, 2009 and references to the "accompanying prospectus" mean the HSBC USA Inc. prospectus, dated April 2, 2009.

Investor Suitability

The securities may be suitable for you if:

- You seek an investment with an enhanced return linked to the performance of the dollar-adjusted index and you believe the level of the dollar-adjusted index will increase moderately over the term of the securities - meaning that such an increase, as magnified by the multiplier, is unlikely to exceed the maximum gain indicated herein at maturity.

- You seek exposure to the economies of certain countries in the Eurozone and are willing to accept exposure to changes in the exchange rate between the European Union euro and the U.S. dollar.

- You are willing and able to lose 1% of your principal amount for every 1% that the ending level is less than the starting level.

- You are willing to forgo dividends or other distributions paid on the stocks included in the Dow Jones EURO STOXX 50® Index.

- You are willing to hold the securities to maturity and are aware that there may be little or no secondary market for the securities.

- You do not seek current income from this investment.

- You are willing to invest in securities for which your potential return is capped at the maximum gain.

- You are comfortable with the creditworthiness of HSBC, as issuer of the securities.

The securities may not be suitable for you if:

- You do not believe the level of the dollar-adjusted index will moderately increase over the term of the securities, or you believe the level of the dollar-adjusted index will increase by more than the indicated maximum gain at maturity.

- You do not seek exposure to the economies of certain countries in the Eurozone or to changes in the exchange rate between the European Union euro and the U.S. dollar.

- You seek an investment whose return is not subject to a cap that is equal to the maximum gain of 43.50%.

- You seek an investment that has some degree of principal protection.

- You prefer to receive the dividends or other distributions paid on stocks included in the Dow Jones EURO STOXX 50® Index.

- You are unable or unwilling to hold the securities to maturity.

- You prefer the lower risk, and therefore accept the potentially lower returns, of fixed income investments with comparable maturities issued by HSBC or another issuer with a similar credit rating.

- You seek current income from this investment.

- You are not willing or are unable to assume the credit risk associated with HSBC, as issuer of the securities.

- You seek an investment for which there will be an active secondary market.

The suitability considerations identified above are not exhaustive. Whether or not the securities are a suitable investment for you will depend on your individual circumstances, and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the securities in light of your particular circumstances.

Terms

Issuer	HSBC USA Inc. (A1/AA-/AA)[1]
Principal Amount	$10.00 per security
Term	24 months
Payment at Maturity	You will receive a cash payment at maturity linked to the performance of the dollar-adjusted index during the term of the securities. **If the reference return is greater than zero,** for each $10.00 principal amount of securities you will receive the sum of (a) the principal amount plus (b) the principal amount multiplied by the ***lesser of*** (i) the maximum gain and (ii) (the reference return multiplied by the multiplier): $10.00 + [$10.00 × (the lesser of (i) the maximum gain and (ii) the reference return multiplied by the multiplier)] **If the reference return is zero,** for each $10.00 principal amount of securities you will receive your principal amount of: $10.00 **If the reference return is less than zero,** for each $10.00 principal amount of securities you will lose 1% of your principal amount for each 1% that the ending level is less than the starting level: $10.00 + ($10.00 × reference return)
Multiplier	5
Maximum Gain	43.50%
Reference Return	$\frac{\text{ending level} - \text{starting level}}{\text{starting level}}$
Starting Level	3,930.98, which was the intra-day level of the Dow Jones EURO STOXX 50® Index of 2,745.00 on the trade date, denominated in European Union euros, as determined by the calculation agent based upon determinations with respect thereto made by the reference sponsor and displayed on Bloomberg Professional® service page "SX5E <INDEX>", converted into U.S. dollars by dividing it by the spot rate of 0.6983.
Ending Level	An intra-day level or the closing level of the Dow Jones EURO STOXX 50® Index on the final valuation date, denominated in European Union euros, as determined by the calculation agent based upon determinations with respect thereto made by the reference sponsor and displayed on Bloomberg Professional® service page "SX5E <INDEX>", converted into U.S. dollars by dividing it by the spot rate.

Determining Payment at Maturity



Determine the reference return on the final valuation date.

The percentage change from the starting level to the ending level.

Is the reference return greater than zero?

Yes → At maturity, for each $10.00 principal amount of securities you will receive your principal plus a positive return equal to the reference return multiplied by the multiplier of 5, up to the maximum gain of 43.50%, calculated as follows:

$10 + [$10 × (the lesser of (i) the maximum gain and (ii) 5 × the reference return)].

No ↓

Is the reference return equal to zero?

Yes → At maturity, you will receive the principal amount of $10.00 per $10.00 principal amount of securities.

No ↓

At maturity, for every $10.00 principal amount of securities you will receive the principal amount reduced by 1% for every 1% that the ending level is less than the starting level, calculated as follows:

$10 + ($10 × reference return)

As such, you could lose up to the entire principal amount of your securities depending on how much the level of the dollar-adjusted index decreases over the term of the securities.

[1] HSBC USA Inc. is rated A1 by Moody's Investor Service, Inc., AA- by Standard & Poor's Financial Services LLC, a subsidiary of The McGraw-Hill Companies, Inc. and AA by Fitch Ratings. A credit rating reflects the creditworthiness of HSBC USA Inc. and is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization. The securities themselves have not been independently rated. Each rating should be evaluated independently of any other rating. However, because the return on the securities is dependent upon factors in addition to HSBC's ability to pay its obligations under the securities, such as the index ending level, an improvement in HSBC's credit ratings, financial condition or results of operations is not expected to have a positive effect on the trading value of the securities.

Spot Rate	On any scheduled trading day, the spot rate will be the currency exchange rate between U.S. dollars and European Union euros expressed as the amount of European Union Euros per one U.S. dollar, calculated as one divided by the number observed on Reuters page ECB37 at the time the intra-day level or closing level, as applicable, of the Dow Jones EURO STOXX 50® Index is determined on such scheduled trading day. If the currency exchange rate is not available on Reuters page ECB37 at any time that the spot rate is to be determined, the calculation agent will determine the exchange rate for such time in good faith by reference to such other Reuters page or source as it may select in its sole and absolute discretion.
Calculation Agent	HSBC USA Inc. or one of its affiliates.
Trustee	Notwithstanding anything contained in the accompanying prospectus supplement to the contrary, the securities will be issued under the senior indenture dated March 31, 2009, between HSBC USA Inc., as Issuer, and Wells Fargo Bank, National Association, as trustee. Such indenture will have substantially the same terms as the indenture described in the accompanying prospectus supplement.
Paying Agent	Notwithstanding anything contained in the accompanying prospectus supplement to the contrary, HSBC Bank USA, N.A. will act as paying agent with respect to the securities pursuant to a Paying Agent and Securities Registrar Agreement dated June 1, 2009, between HSBC USA Inc. and HSBC Bank USA, N.A.
Reference Sponsor	STOXX Limited.

What are the tax consequences of the securities?

You should carefully consider, among other things, the matters set forth in the section "Certain U.S. Federal Income Tax Considerations" in the prospectus supplement. The following discussion summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of each of the securities. This summary supplements the section "Certain U.S. Federal Income Tax Considerations" in the prospectus supplement and supersedes it to the extent inconsistent therewith. This summary does not address the tax consequences that may be relevant to persons that own in the aggregate, directly or indirectly (including by reason of investing in the securities), more than 5% of any entity included in the Dow Jones EURO STOXX 50® Index. Notwithstanding any disclosure in the accompanying prospectus supplement to the contrary, the issuer's special U.S. tax counsel in this transaction is Sidley Austin LLP.

There are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the securities. Under one reasonable approach, the securities should be treated as pre-paid forward or other executory contracts with respect to the Dow Jones EURO STOXX 50® Index. The issuer intends to treat the securities consistent with this approach. Pursuant to the terms of the securities, you agree to treat the securities under this approach for all U.S. federal income tax purposes. Subject to certain limitations described in the accompanying prospectus supplement, and based on certain factual representations received from the issuer, in the opinion of the issuer's special U.S. tax counsel, Sidley Austin LLP, it is reasonable to treat the securities in accordance with this approach. Pursuant to this approach, the issuer does not intend to report any income or gain with respect to the securities prior to their maturity or an earlier sale or exchange and the issuer intends to treat any gain or loss upon maturity or an earlier sale or exchange as long-term capital gain or loss, provided that you have held the security for more than one year at such time for U.S. federal income tax purposes. See "Certain U.S. Federal Income Tax Considerations — Certain Equity-Linked Notes — Certain Notes Treated as Forward Contracts or Executory Contracts" in the prospectus supplement for certain U.S. federal income tax considerations applicable to securities that are treated as pre-paid cash-settled forward or other executory contracts.

If one or more of the issuers of any stock included in the Dow Jones EURO STOXX 50® Index are treated as "real estate investment trusts" ("REITs"), partnerships or trusts, or "passive foreign investment companies" ("PFICs") for U.S. federal income tax purposes, or otherwise as a "pass-thru entity" for purposes of Section 1260 of the Internal Revenue Code of 1986, as amended (the "Code"), it is possible that the securities will be subject to the "constructive ownership" rules of Section 1260 of the Code. If the securities are subject to Section 1260 of the Code, the portion of any gain that relates to a pass-thru entity that would otherwise be treated as long-term capital gain recognized on the sale, exchange, maturity, or other taxable disposition of the securities could be treated as ordinary income and subject to an interest charge.

The issuer will not attempt to ascertain whether the issuer of any stock included in the Dow Jones EURO STOXX 50® Index would be treated as a PFIC, within the meaning of Section 1297 of the Code. In the event that the issuer of any stock included in the Dow Jones EURO STOXX 50® Index were treated as a PFIC, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other authorities by the issuers of stock included in the Dow Jones EURO STOXX 50® Index and consult your tax advisor regarding the possible consequences to you in the event that one or more issuers of stock included in the Dow Jones EURO STOXX 50® Index is or becomes a PFIC.

Because there are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the securities, other characterizations and treatments are possible and the timing and character of income in respect of the securities might differ from the treatment described above. For example, the securities could be treated as debt instruments that are "contingent payment debt instruments" for U.S. federal income tax purposes subject to the treatment described under the heading "Certain U.S. Federal Income Tax Considerations — U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes — Contingent Payment Debt Instruments" in the prospectus supplement. It is also possible that other alternative characterizations and treatments of the securities could apply pursuant to which a holder may be required to recognize ordinary income over the term of the securities or at maturity. See "Certain U.S. Federal Income Tax Considerations – Certain Equity-Linked Notes – Certain Notes Treated as Forward Contracts or Executory Contracts" in the prospectus supplement.

In Notice 2008-2, the Internal Revenue Service ("IRS") and the Treasury Department requested comments as to whether the purchaser of an exchange traded note or prepaid forward contract (which may include the securities) should be required to accrue income during its term under a mark-to-market, accrual or other methodology, whether income and gain on such a note or contract should be ordinary or capital, and whether foreign holders should be subject to withholding tax on any deemed income accrual. Accordingly, it is possible that regulations or other guidance could provide that a U.S. holder (as defined in the prospectus supplement) of a security is required to accrue income in respect of the security prior to the receipt of payments with respect to the security or its earlier sale. Moreover, it is possible that any such regulations or other guidance could treat all income and gain of a U.S. holder in respect of a security as ordinary income (including gain on a sale). Finally, it is possible that a non-U.S. holder (as defined in the prospectus supplement) of the security could be subject to U.S. withholding tax in respect of a security. It is unclear whether any regulations or other guidance would apply to the securities (possibly on a retroactive basis). Prospective investors are urged to consult with their tax advisors regarding Notice 2008-2 and the possible effect to them of the issuance of regulations or other guidance that affects the U.S. federal income tax treatment of the securities.

PROSPECTIVE PURCHASERS OF SECURITIES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE U.S. FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF SECURITIES.

Scenario Analysis and Examples at Maturity

The below scenario analysis and examples are provided for illustrative purposes only and are purely hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the level of the dollar-adjusted index relative to its starting level. The issuer cannot predict the ending level on the final valuation date or the intra-day level or closing level of the dollar-adjusted index on any other scheduled trading day. You should not take the scenario analysis and these examples as an indication or assurance of the expected performance of the dollar-adjusted index. The numbers set forth in the examples below have been rounded for ease of analysis. The following scenario analysis and examples illustrate the payment at maturity for a $10.00 security on a hypothetical offering of the securities.

The following scenario analysis and examples reflect the multiplier of 5 and the starting level of 3,930.98 (the spot rate on the trade date was 0.6983 and the intra-day level of the Dow Jones EURO STOXX 50® Index on the trade date used to calculate the starting level was 2,745.00) and the maximum gain of 43.50% and assumes a range of possible reference returns from +50.00% to -50.00%.



Reference Return		Security Return to Investors
50.00%	5 × Reference Return subject to Maximum Gain	43.50%
40.00%		43.50%
30.00%		43.50%
20.00%		43.50%
10.00%		43.50%
5.00%	5 × Reference Return	25.00%
4.00%		20.00%
3.00%		15.00%
2.00%		10.00%
1.00%		5.00%
0.00%		0.00%
-5.00%	1:1 Loss on Negative Reference Return	-5.00%
-10.00%		-10.00%
-20.00%		-20.00%
-30.00%		-30.00%
-40.00%		-40.00%
-50.00%		-50.00%

Example 1 — **The intra-day level or closing level, as applicable, of the Dow Jones EURO STOXX 50® Index on the final valuation date is 2,770.80 and the spot rate at such time is 0.6843.** The ending level is 4,048.91, calculated as follows:
$$(2,770.80 / 0.6843) = 4,048.91$$

Because the starting level is 3,930.98 and the ending level is 4,048.91, the reference return is 3.00%, calculated as follows:
$$(4,048.91 - 3,930.98) / 3,930.98 = 3.00\%$$

Because the reference return is greater than zero, the payment at maturity per $10.00 principal amount of securities is calculated as follows:
$10.00 + [$10.00 × the lesser of (i) the maximum gain and (ii) (the reference return × 5)]
=$10.00 + [$10.00 × the lesser of (i) 43.50% and (ii) (3.00% × 5)]
=$10.00 + [$10.00 × the lesser of (i) 43.50% and (ii) 15.00%]
=$10.00 + [$10.00 × 15.00%]
=$10.00 + $1.50
=$11.50

In this example, even though the intra-day level or closing level of the Dow Jones EURO STOXX 50® Index appreciated over the term of the securities by only 0.94%, the reference return is 3.00% and your return on the securities is 15.00% due to the decrease of the spot rate from the trade date to the final valuation date.

Example 2 — **The intra-day level or closing level, as applicable, of the Dow Jones EURO STOXX 50® Index on the final valuation date is 2,620.93 and the spot rate at such time is 0.6061.** The ending level is 4,324.08, calculated as follows:
$$(2,620.93 / 0.6061) = 4,324.08$$

Because the starting level is 3,930.98 and the ending level is 4,324.08, the reference return is 10.00%, calculated as follows:
$$(4,324.08 - 3,930.98) / 3,930.98 = 10.00\%$$

Because the reference return is greater than zero, the payment at maturity per $10.00 principal amount of securities is calculated as follows:
$10.00 + [$10.00 × the lesser of (i) the maximum gain and (ii) (the reference return × 5)]
=$10.00 + [$10.00 × the lesser of (i) 43.50% and (ii) (10.00% × 5)]
=$10.00 + [$10.00 × the lesser of (i) 43.50% and (ii) 50.00%]

```
=$10.00 + [$10.00 × 43.50%]
=$10.00 + $4.35
=$14.35
```

In this example, even though the intra-day level or closing level of the Dow Jones EURO STOXX 50® Index depreciated over the term of the securities by -4.52%, due to a decrease in the spot rate from the trade date to the final valuation date, the reference return is 10.00%. However, because the reference return multiplied by 5 exceeds the maximum gain, under these circumstances, your return on the securities is limited to the maximum gain on the notes of 43.50%.

Example 3 — **The intra-day level or closing level, as applicable, of the Dow Jones EURO STOXX 50® Index on the final valuation date is 2,905.31 and the spot rate at such time is 0.8212.** The ending level is 3,537.88, calculated as follows:
$$(2,905.31 / 0.8212) = 3,537.88$$

Because the starting level is 3,930.98 and the ending level is 3,537.88, the reference return is -10.00%, calculated as follows
$$(3,537.88 - 3,930.98) / 3,930.98 = -10.00\%$$

Because the reference return is less than zero, the payment at maturity per $10.00 principal amount of securities is calculated as follows:
```
$10.00 + ($10.00 × reference return)
=$10.00 + ($10.00 × -10.00%)
=$10.00 – $1.00
=$9.00
```

In this example, even though the intra-day level or closing level of the Dow Jones EURO STOXX 50® Index appreciated over the term of the securities by 5.84%, due to an increase in the spot rate from the trade date to the final date, the reference return is -10.00%. If the reference return is negative, you may lose some or all of your principal.

Example 4 — **The intra-day level or closing level, as applicable, of the Dow Jones EURO STOXX 50® Index on the final valuation date is 2,213.57 and the spot rate at such time is 0.7039.** The ending level is 3,144.78, calculated as follows:
$$(2,213.57 / 0.7039) = 3,144.78$$

The reference return is calculated as follows:
$$(3,144.78 - 3,930.98) / 3,930.98 = -20.00\%$$

Because the reference return is less than zero, the payment at maturity per $10.00 principal amount of securities is calculated as follows:
```
$10.00 + ($10.00 × reference return)
=$10.00 + ($10.00 × -20.00%)
=$10.00 – $2.00
=$8.00
```

In this example, even though the intra-day level or closing level of the Dow Jones EURO STOXX 50® Index depreciated over the term of the securities by only -19.36%, due to an increase in the spot rate from the trade date to the final date, the reference return is -20.00%. If the reference return is negative, you may lose some or all of your principal.

An investment in the securities involves significant risks. Some of the risks that apply to the securities are summarized here, but the issuer urges you to read the more detailed explanation of risks relating to the securities generally in the "Risk Factors" section of the accompanying prospectus supplement. The issuer also urges you to consult your investment, legal, tax, accounting and other advisers before you invest in the securities.

♦ **Full Market Risk; You May Lose Some or All of Your Principal:** The return on the securities at maturity is linked to the performance of the dollar-adjusted index and will depend on whether, and the extent to which, the reference return is positive. If the reference return is negative, you will lose 1% of the original principal amount for each 1% that the ending level is less than the starting level. **YOU MAY LOSE THE ENTIRE PRINCIPAL AMOUNT OF YOUR INVESTMENT**.

♦ **Maximum Gain:** You will not participate in any increase in the level of the dollar-adjusted index (as magnified by the multiplier) beyond the maximum gain of 43.50%. **YOU WILL NOT RECEIVE A RETURN ON THE SECURITIES GREATER THAN THE MAXIMUM GAIN**.

♦ **Certain Built-in Costs are Likely to Adversely Affect the Value of the Securities Prior to Maturity**: You should be willing to hold your securities to maturity. The securities are not designed to be short-term trading instruments. The price at which you will be able to sell your securities to HSBC, its affiliates or any other party in the secondary market prior to maturity, if at all, may be at a substantial discount from the principal amount of the securities, even in cases where the level of the dollar-adjusted index has increased since the trade date.

♦ **Credit of Issuer:** The notes are senior unsecured debt obligations of the issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the securities depends on the ability of HSBC, to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the securities and, in the event HSBC were to default on its obligations, you may not receive the amount owed to you under the terms of the securities.

♦ **The Securities are Not Insured by any Governmental Agency of The United States or any Other Jurisdiction**: The securities are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the securities is subject to the credit risk of the issuer, and in the event that the issuer is unable to pay its obligations as they become due, you may not receive the full payment at maturity of the securities. **This debt is not guaranteed under the Federal Deposit Insurance Corporation's Temporary Liquidity Guarantee Program.**

♦ **Changes in the Level of the Dow Jones EURO STOXX 50® Index and Changes in the Exchange Rate Between the European Union Euro and the U.S. Dollar May Offset Each Other**: movements in the level of the Dow Jones EURO STOXX 50® Index and movements in the exchange rate between the European Union euro and the U.S. dollar may not correlate with each other. Even if the level of the Dow Jones EURO STOXX 50® Index increases, the exchange rate between the European Union Euro and the U.S. dollar may change such that the ending level decreases as compared to the starting level, and vice versa. Therefore, in calculating the reference return, increases or decreases in the level of the Dow Jones EURO STOXX 50® Index may be moderated, or wholly offset, by increases or declines in the exchange rate between the European Union euro and the U.S. dollar.

♦ **Discretion in Determining the Ending Level May Adversely Impact Your Securities**: The calculation agent has discretion in determining the ending level, which may either be an intra-day trading level or the closing level of the Dow Jones EURO STOXX 50® Index on the final valuation date, adjusted to U.S. dollars by dividing it by the spot rate. The calculation agent may choose a level of the Dow Jones EURO STOXX 50® Index for determining the ending level that is below the highest intra-day level or closing level, of which will have an adverse impact on the value of your securities.

♦ **There are Risks Associated with Foreign Securities Markets**: Because stocks of companies included in the Dow Jones EURO STOXX 50® Index are publicly traded in the applicable foreign countries in the Eurozone and are denominated in European Union euros, investments in the notes involve particular risks. For example, the foreign securities markets may be more volatile than the United States securities markets, and market developments may affect these markets differently from the United States or other securities markets. Direct or indirect government intervention to stabilize the securities markets outside the United States, as well as cross-shareholdings in certain companies, may affect trading prices and trading volumes in those markets. Also, the public availability of information concerning foreign issuers may vary depending on their home jurisdiction and the reporting requirements imposed by their respective regulators. In addition, the foreign issuers may be subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to United States reporting companies.

Securities prices generally are subject to political, economic, financial and social factors that apply to the markets in which they trade and, to a lesser extent, foreign markets. Securities prices outside the United States are subject to political, economic, financial and social factors that apply in foreign countries. These factors, which could negatively affect foreign securities markets, include the possibility of changes in a foreign government's economic and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other laws or restrictions applicable to foreign companies or investments in foreign equity securities and the possibility of fluctuations in the rate of exchange between currencies. Moreover, foreign economies may differ favorably or unfavorably from the United States economy in important respects such as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.

♦ **Exposure to Fluctuations in Exchange Rates**: Your return on the securities, if any, will be adjusted for exchange rate fluctuations between the European Union euro, which is the currency in which the stocks included in the Dow Jones EURO STOXX 50® Index are based, and the U.S. dollar. If the European Union euro appreciates or depreciates relative to the U.S. dollar over the term of the securities, you may receive additional payment or incur a reduction in payment at maturity due to such fluctuation. The starting level and ending level will be determined by reference to the level of the Dow Jones EURO STOXX 50® Index as denominated in European Union euros, converted into U.S. dollars by dividing it by the spot rate on such date. As a result, you will have foreign currency exposure, and the value of your securities will be affected by exchange rate fluctuations between the European Union euro and the U.S. dollar. If the European Union euro appreciates or depreciates relative to the U.S. dollar over the term of the securities, the value of your securities may increase or decrease at maturity irrespective of the reference return.

♦ **Currency Markets May Be Volatile**: Currency markets may be highly volatile. Significant changes, including changes in liquidity and prices, can occur in such markets within very short periods of time. Foreign currency rate risks include, but are not limited to, convertibility risk and market volatility and potential interference by foreign governments through regulation of local markets, foreign investment or particular transactions in foreign currency. These factors may affect the value of the European Union euro on the pricing date or the final valuation date, and therefore, the value of your securities.

♦ **Legal and Regulatory Risks**: Legal and regulatory changes could adversely affect exchange rates. In addition, many governmental agencies and regulatory organizations are authorized to take extraordinary actions in the event of market emergencies. It is not possible to predict the effect of any future legal or regulatory action relating to exchange rates, but any such action could cause unexpected volatility and instability in currency markets with a substantial and adverse effect on the performance of the European Union euro on the pricing date or on the final valuation date and, consequently, the value of the securities.

♦ **If the Liquidity of the European Union Euro is Limited, the Value of the Securities Would Likely Be Impaired**: Currencies and derivatives contracts on currencies may be difficult to buy or sell, particularly during adverse market conditions. Reduced liquidity on the pricing date or on the final valuation date would likely have an adverse effect on the spot rate, and therefore, on the return on your securities. Limited liquidity relating to the European Union euro may also result in HSBC USA Inc., as calculation agent, being unable to determine the starting level or ending level using its normal means. The resulting discretion by the calculation agent in determining the reference return could, in turn, result in potential conflicts of interest.

♦ **We Have No Control Over the Exchange Rate Between the European Union Euro and the U.S. Dollar**: Foreign exchange rates can either float or be fixed by sovereign governments. Exchange rates of the currencies used by most economically developed nations are permitted to fluctuate in value relative to the U.S. Dollar and to each other. However, from time to time governments may use a variety of techniques, such as intervention by a central bank, the imposition of regulatory controls or taxes or changes in interest rates to influence the exchange rates of their currencies. Governments may also issue a new currency to replace an existing currency or alter the exchange rate or relative exchange characteristics by a devaluation or revaluation of a currency. These governmental actions could change or interfere with currency valuations and currency fluctuations that would otherwise occur in response to economic forces, as well as in response to the movement of currencies across borders. As a consequence, these government actions could adversely affect an investment in the securities which are affected by the exchange rate between the European Union euro and the U.S. dollar.

♦ **The Spot Rate Will Not Take Into Account All Developments in the European Union Euro**: Changes in the European Union euro during the term of the securities other than on the pricing date or final valuation date may not be reflected in the calculation of the payment at maturity. Generally, the calculation agent will calculate the starting level and ending level by dividing the relevant intra-day or closing level by the spot rate on such date, as described above. The ending level will be calculated only as of the final valuation date. As a result, the reference return may be less than zero even if the spot rate had moved favorably at certain times during the term of the securities before moving to an unfavorable levels on the final valuation date.

♦ **Lack of Liquidity:** The securities will not be listed on any securities exchange or quotation system. An affiliate of HSBC intends to offer to repurchase the securities in the secondary market but is not required to do so and may cease any such market-making activities at any time without notice. Because other dealers are not likely to make a secondary market for the securities, the price at which you may be able to trade your securities is likely to depend on the price, if any, at which an affiliate of HSBC is willing to buy the securities, which will exclude any fees or commissions you paid when you purchased the securities and therefore generally lower the price of the securities in the secondary market.

♦ **No Interest or Dividend Payments or Voting Rights:** As a holder of the securities, you will not receive periodic interest payments, and you will not have voting rights or rights to receive dividends or other distributions or other rights that holders of the stocks underlying the Dow Jones EURO STOXX 50® Index would have.

♦ **Price Prior to Maturity:** The market price of the securities will be influenced by many factors including the level of the dollar-adjusted index, volatilities, dividends, the time remaining to maturity of the securities, interest rates, geopolitical conditions, the exchange rate or volatility of the exchange rate between the European Union euro and the U.S. dollar, economic, political, financial and regulatory or judicial events, and the creditworthiness of HSBC.

♦ **Potential HSBC Impact on Price:** Trading or transactions by HSBC or its affiliates in stocks comprising the Dow Jones EURO STOXX 50® Index or in over-the-counter options, futures, or other instruments with returns linked to the performance of the Dow Jones EURO STOXX 50® Index or stocks comprising the Dow Jones EURO STOXX 50® Index, may adversely affect the market price of the dollar-adjusted index and, therefore, the market value of the securities.

♦ **Potential Conflict of Interest:** HSBC and its affiliates may engage in business with the issuers of the stocks comprising the Dow Jones EURO STOXX 50® Index (the "underlying stock issuers"), which could affect the price of such stocks or the level of the dollar-adjusted index and thus, may present a conflict between the obligations of HSBC and you, as a holder of the securities. Additionally, potential conflicts of interest may exist between the calculation agent, who is the issuer of the securities, and you with respect to certain determinations and judgments that the calculation agent must make, which included determining the starting level and include determining the ending level which may either be an intra-day level or the closing level adjusted to U.S. dollars by dividing such level by the spot rate and determining the payment at maturity based on the observed ending level as well as whether to postpone the determination of the ending level and the maturity date if a market disruption event occurs and is continuing on the final valuation date.

♦ **Potentially Inconsistent Research, Opinions or Recommendations by HSBC:** HSBC, UBS Financial Services Inc., and their affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding any offering of the securities. Any such research, opinions or recommendations could affect the level of the dollar-adjusted index or the price of the stocks included in the Dow Jones EURO STOXX 50® Index, and therefore, the market value of the securities.

- **Changes Affecting the Dow Jones EURO STOXX 50® Index**: The policies of STOXX Limited (as defined below) concerning additions, deletions and substitutions of the stocks included in the Dow Jones EURO STOXX 50® Index and the manner in which STOXX Limited takes account of certain changes affecting those stocks included in the Dow Jones EURO STOXX 50® Index may adversely affect the level of the dollar-adjusted index. The policies of STOXX Limited with respect to the calculation of the Dow Jones EURO STOXX 50® Index could also adversely affect the level of the dollar-adjusted index. STOXX Limited may discontinue or suspend calculation or dissemination of the Dow Jones EURO STOXX 50® Index. Any such actions could have an adverse effect the value of the securities.

- **Uncertain Tax Treatment:** There is no direct legal authority as to the proper tax treatment of the securities, and therefore significant aspects of the tax treatment of the securities are uncertain, as to both the timing and character of any inclusion in income in respect of the securities. Under one reasonable approach, the securities should be treated as pre-paid forward or other executory contracts with respect to the Dow Jones EURO STOXX 50® Index. The issuer intends to treat the securities consistent with this approach. Pursuant to the terms of the securities, you agree to treat the securities under this approach for all U.S. federal income tax purposes. Subject to certain limitations described in the accompanying prospectus supplement, and based on certain factual representations received from the issuer, in the opinion of the issuer's special U.S. tax counsel, Sidley Austin LLP, it is reasonable to treat the securities in accordance with this approach. Pursuant to this approach, the issuer does not intend to report any income or gain with respect to the securities prior to their maturity or an earlier sale or exchange and the issuer intends to treat any gain or loss upon maturity or an earlier sale or exchange as long-term capital gain or loss, provided that you have held the security for more than one year at such time for U.S. federal income tax purposes. See "Certain U.S. Federal Income Tax Considerations — Certain Equity-Linked Notes — Certain Notes Treated as Forward Contracts or Executory Contracts" in the prospectus supplement for certain U.S. federal income tax considerations applicable to securities that are treated as pre-paid cash-settled forward or other executory contracts.

  In Notice 2008-2, the Internal Revenue Service ("IRS") and the Treasury Department requested comments as to whether the purchaser of an exchange traded note or prepaid forward contract (which may include the securities) should be required to accrue income during its term under a mark-to-market, accrual or other methodology, whether income and gain on such a note or contract should be ordinary or capital, and whether foreign holders should be subject to withholding tax on any deemed income accrual. Accordingly, it is possible that regulations or other guidance could provide that a U.S. holder (as defined in the prospectus supplement) of a security is required to accrue income in respect of the security prior to the receipt of payments with respect to the security or its earlier sale. Moreover, it is possible that any such regulations or other guidance could treat all income and gain of a U.S. holder in respect of a security as ordinary income (including gain on a sale). Finally, it is possible that a non-U.S. holder (as defined in the prospectus supplement) of the security could be subject to U.S. withholding tax in respect of a security. It is unclear whether any regulations or other guidance would apply to the securities (possibly on a retroactive basis). Prospective investors are urged to consult with their tax advisors regarding Notice 2008-2 and the possible effect to them of the issuance of regulations or other guidance that affects the U.S. federal income tax treatment of the securities.

  For a more complete discussion of the U.S. federal income tax consequences of your investment in a security, please see the discussion under "Certain U.S. Federal Income Tax Considerations" in the prospectus supplement.

Market Disruption Event

If the final valuation date is not a scheduled trading day, then the final valuation date will be the next scheduled trading day. If a market disruption event (as defined below) exists on the final valuation date, then the final valuation date will be the next scheduled trading day for which there is no market disruption event. If the market disruption event continues for five consecutive scheduled trading days, then the fifth of such consecutive scheduled trading days will nonetheless be the final valuation date, and the calculation agent will determine, in its discretion, the ending level on that date by means of the formula for, and method of calculating of, the dollar-adjusted index which applied just prior to the market disruption event, using the relevant exchange's traded or quoted price of each stock in the Dow Jones EURO STOXX 50® Index (or if an event giving rise to a market disruption event has occurred with respect to the Dow Jones EURO STOXX 50® Index and is continuing on that fifth scheduled trading day, the calculation agent's good faith estimate of the value for that stock). If the final valuation date is postponed, then the maturity date will also be postponed until the date which follows the final valuation date, as postponed, by the number of business days between the original final valuation date and the original maturity date.

"Market disruption event" means any scheduled trading day on which any relevant exchange or related exchange fails to open for trading during its regular trading session or on which any of the following events has occurred and is continuing which the issuer determines is material:

> (i) any suspension of or limitation imposed on trading by any relevant exchange or related exchanges or otherwise, (A) relating to stock included in the Dow Jones EURO STOXX 50® Index then constituting 20% or more of the level of the Dow Jones EURO STOXX 50® Index; or (B) in futures or options contracts relating to the Dow Jones EURO STOXX 50® Index on any related exchange; or

> (ii) any event (other than any event described in (iii) below) that disrupts or impairs the ability of market participants in general (A) to effect transactions in, or obtain market values for, stock included in the Dow Jones EURO STOXX 50® Index then constituting 20% or more of the level of the Dow Jones EURO STOXX 50® Index; or (B) to effect transactions in, or obtain market values for, futures or options contracts relating to the Dow Jones EURO STOXX 50® Index on any applicable related exchange; or

> (iii) the closure, on any scheduled trading day, of any relevant exchange or any related exchange relating to stock included in the Dow Jones EURO STOXX 50® Index then constituting 20% or more of the level of the Dow Jones EURO STOXX 50® Index prior to its scheduled closing time (unless the earlier closing time is announced by the relevant exchange or related exchange at least one hour prior to the earlier of (A) the actual closing time for the regular trading session on such exchange; or (B) the submission deadline for orders to be entered into the relevant exchange or related exchange for execution at the close of trading on that day).

"Related exchange" means each exchange or quotation system or any successor or temporary substitute for such exchange or quotation system (provided the issuer has determined, for a substitute exchange or quotation system, that liquidity on such substitute is comparable to liquidity on the original related exchange) and where trading has a material effect (as determined by the calculation agent) on the overall market for futures or options contracts relating to the Dow Jones EURO STOXX 50® Index.

"Relevant exchange" means the primary exchange or quotation system for any stock then included in the Dow Jones EURO STOXX 50® Index.

"Scheduled closing time" means the scheduled weekday closing time of the relevant exchange or related exchange, without regard to after hours or any other trading outside of the regular trading session hours.

"Scheduled trading day" means any day on which all of the relevant exchanges and related exchanges are scheduled to be open for their respective regular trading sessions.

This pricing supplement is not an offer to sell and it is not an offer to buy stocks comprising the Dow Jones EURO STOXX 50® Index. All disclosures contained in this pricing supplement regarding the Dow Jones EURO STOXX 50® Index, including its make-up, performance, method of calculation, and changes in its components, are derived from publicly available information. Neither HSBC nor any of its affiliates assumes any responsibilities for the adequacy or accuracy of information about the Dow Jones EURO STOXX 50® Index or stocks comprising the Dow Jones EURO STOXX 50® Index contained in this pricing supplement. You should make your own investigation into the Dow Jones EURO STOXX 50® Index as well as stocks included in the Dow Jones EURO STOXX 50® Index. STOXX Limited has no obligation to continue to publish, and may discontinue publication of, the Dow Jones EURO STOXX 50® Index. STOXX Limited may discontinue or suspend the publication of the Dow Jones EURO STOXX 50® Index at any time.

Neither HSBC nor any affiliate makes any representation that any publicly available information regarding STOXX Limited is accurate or complete. For more information, HSBC urges you to read the section "Sponsors or Issuers and Reference Asset" on page S-37 in the accompanying prospectus supplement.

The Dow Jones EURO STOXX 50® Index ("SX5E")

STOXX Limited Publishes the Index

The SX5E was created by STOXX Limited, a joint venture between Deutsche Börse AG, Dow Jones & Company ("Dow Jones") and SWX Group. Publication of the Dow Jones EURO STOXX 50® Index began on February 28, 1998, based on an initial index value of 1,000 at December 31, 1991. The SX5E is reported daily in the financial pages of many major newspapers, on the Bloomberg Professional® service under the symbol "SX5E" and on the STOXX Limited website. Information contained in the STOXX Limited website is not incorporated by reference in, and should not be considered a part of, this pricing supplement.

SX5E Composition and Maintenance

The SX5E is composed of 50 component stocks of market sector leaders from within the Dow Jones EURO STOXX® Index, which includes stocks selected from 12 Eurozone countries: Austria, Belgium, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, the Netherlands, Portugal and Spain. The component stocks represent the largest companies across all market sectors defined by the Dow Jones Global Classification Standard. The composition of the SX5E is reviewed annually in September, based on the closing stock data on the last trading day in August. The component stocks are announced the first trading day in September. Changes to the component stocks are implemented on the third Friday of each quarter end and are effective the following trading day. Changes in the composition of the SX5E are made to ensure that the Dow Jones EURO STOXX 50® Index includes the 50 market sector leaders from within the Dow Jones EURO STOXX® Index.

Each component's weight is capped at 10% of the SX5E's total free-float market capitalization. Weights are reviewed quarterly. Within each of the SX5E market sector indices, the component stocks are ranked by free-float market capitalization. The largest stocks are added to the selection list until the coverage is close to, but still less than, 60% of the free-float market capitalization of the corresponding SX5E market sector index. If the next-ranked stock brings the coverage closer to 60% in absolute terms, then it is also added to the selection list. Any remaining stocks that are current SX5E components are added to the selection list. The stocks on the selection list are ranked by free-float market capitalization. In exceptional cases, the STOXX Limited Supervisory Board may make additions and deletions to the selection list.

The 40 largest stocks on the selection list are chosen as components. Any remaining current components of the SX5E ranked between 41 and 60 are added as index components. If the component number is still below 50, then the largest stocks on the selection list are added until the Dow Jones EURO STOXX 50® Index contains 50 stocks.

SX5E Calculation

The SX5E is calculated with the "Laspeyres formula", which measures the aggregate price changes in the component stocks against a fixed base quantity weight. The formula for calculating the index value can be expressed as follows:

$$\text{Index} = \frac{\text{free float market capitalization of the SX5E}}{\text{divisor of the SX5E}}$$

The "free float market capitalization of the SX5E" is equal to the sum of the products of the market capitalization and free float factor for each component stock as of the time the SX5E is being calculated.

The Dow Jones SX5E is also subject to a divisor, which is adjusted to maintain the continuity of SX5E values despite changes due to corporate actions. The following is a summary of the adjustments to any component stock made for corporate actions and the effect of such adjustment on the divisor, where shareholders of the component stock will receive "B" number of shares for every "A" share held (where applicable).

1) Special cash dividend:	(2) Split and reverse split:
Adjusted price = closing price – dividend announced by the company × (1 – withholding tax)	Adjusted price = closing price × A/B
	New number of shares = old number of shares × B/A
Divisor: decreases	Divisor: no change

(3) Rights offering: Adjusted price = (closing price × A + subscription price × B) / (A + B) New number of shares = old number of shares × (A + B) / A Divisor: increases	(4) Stock dividend: Adjusted price = closing price × A / (A + B) New number of shares = old number of shares × (A + B) / A Divisor: no change
(5) Stock dividend of another company: Adjusted price = (closing price × A - price of other company × B) / A Divisor: decreases	(6) Return of capital and share consideration: Adjusted price = (closing price - dividend announced by company × (1-withholding tax)) × A / B New number of shares = old number of shares × B / A Divisor: decreases
(7) Repurchase shares / self tender: Adjusted price = ((price before tender × old number of shares) - (tender price × number of tendered shares)) / (old number of shares - number of tendered shares) New number of shares = old number of shares – number of tendered shares Divisor: decreases	
(8) Spin-off: Adjusted price = (closing price × A - price of spun-off shares *B) / A Divisor: decreases	

(9) Combination stock distribution (dividend or split) and rights offering: For this corporate action, the following additional assumptions apply: Shareholders receive B new shares from the distribution and C new shares from the rights offering for every A share held. If A is not equal to one share, all the following "new number of shares" formulae need to be divided by A:	
- If rights are applicable after stock distribution (one action applicable to other): Adjusted price = (closing price × A + subscription price × C × (1 + B / A)) / ((A + B) × (1 + C / A)) New number of shares = old number of shares × ((A + B) × (1 + C / A)) / A Divisor: increases	- If stock distribution is applicable after rights offering (one action applicable to other): Adjusted price = (closing price × A + subscription price × C) / ((A + C) × (1 + B / A)) New number of shares = old number of shares × ((A + C) × (1 + B / A)) Divisor: increases
- Stock distribution and rights (neither action is applicable to the other): Adjusted price = (closing price × A + subscription price × C) / (A + B + C) New number of shares = old number of shares × (A + B + C) / A Divisor: increases	

License Agreement with STOXX Limited

HSBC has entered into a nonexclusive license agreement providing for the license to it, in exchange for a fee, of the right to use certain indices owned and published by STOXX Limited in connection with some products, including the securities.

The securities are not sponsored, endorsed, sold or promoted by STOXX Limited (including its affiliates) (collectively referred to as "STOXX Limited"). STOXX Limited has not passed on the legality or suitability of, or the accuracy or adequacy of descriptions and disclosures relating to the securities. STOXX Limited makes no representation or warranty, express or implied to the owners of the securities or any member of the public regarding the advisability of investing in structured products generally or in the securities particularly, or the ability of the SX5E to track general stock market performance. STOXX Limited has no relationship to HSBC other than the licensing of the SX5E and the related trademarks for use in connection with the securities, which index is determined, composed and calculated by STOXX Limited without regard to HSBC or the securities. STOXX Limited has no obligation to take HSBC's needs or the needs of the owners of the securities into consideration in determining, composing or calculating the SX5E. STOXX Limited is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the securities to be issued or in the determination or calculation of the equation by which the securities are to be converted into cash. STOXX Limited has no liability in connection with the administration, marketing or trading of the securities.

 STOXX LIMITED DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE SX5E OR ANY DATA INCLUDED THEREIN AND STOXX LIMITED SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS THEREIN. STOXX LIMITED MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY HSBC, HOLDERS OF THE SECURITIES, OR ANY OTHER PERSON OR ENTITY IN CONNECTION WITH THE USE OF THE SX5E OR ANY DATA INCLUDED THEREIN. STOXX LIMITED MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE SX5E OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL

STOXX LIMITED HAVE ANY LIABILITY FOR ANY LOST PROFITS OR SPECIAL, INCIDENTAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF. THE LICENSING AGREEMENT BETWEEN HSBC AND STOXX LIMITED IS SOLELY FOR THEIR BENEFIT AND NOT FOR THE BENEFIT OF THE OWNERS OF THE SECURITIES OR ANY THIRD PARTIES.

STOXX Limited and Dow Jones have no relationship to HSBC, other than the licensing of the SX5E and the related trademarks for use in connection with the securities.

STOXX Limited and Dow Jones do not:

- Sponsor, endorse, sell or promote the securities.
- Recommend that any person invest in the securities or any other notes.
- Have any responsibility or liability for or make any decisions about the timing, amount or pricing of the securities.
- Have any responsibility or liability for the administration, management or marketing of the securities.
- Consider the needs of the securities or the owners of the securities in determining, composing or calculating the SX5E or have any obligation to do so.

STOXX Limited and Dow Jones will not have any liability in connection with the securities. Specifically,

- STOXX Limited and Dow Jones do not make any warranty, express or implied and disclaim any and all warranty about:
- The results to be obtained by the securities, the owner of the securities or any other person in connection with the use of the SX5E and the data included in the SX5E;
- The accuracy or completeness of the SX5E and its data;
- The merchantability and the fitness for a particular purpose or use of the SX5E and its data;
- STOXX Limited and Dow Jones will have no liability for any errors, omissions or interruptions in the SX5E and its data;
- Under no circumstances will STOXX Limited or Dow Jones be liable for any lost profits or indirect, punitive, special or consequential damages or losses, even if STOXX Limited or Dow Jones knows that they might occur.

The licensing agreement between STOXX Limited and HSBC is solely for their benefit and not for the benefit of the owners of the securities or any other third parties.

THE SX5E IS PROPRIETARY AND COPYRIGHTED MATERIAL. THE SX5E AND THE RELATED TRADEMARKS HAVE BEEN LICENSED FOR CERTAIN PURPOSES BY HSBC NEITHER STOXX LIMITED NOR DOW JONES & COMPANY, INC. SPONSORS, ENDORSES OR PROMOTES THE SECURITIES BASED ON THE SX5E.

Historical Performance of SX5E

The graph below illustrates the performance of the Dow Jones EURO STOXX 50® Index (denominated in European Union euros and not dollar-adjusted) from 1/4/99 to 8/21/09 as reported on the Bloomberg Professional® service, without independent verification by HSBC. **The historical levels of the Dow Jones EURO STOXX 50® Index should not be taken as an indication of future performance and no assurance can be given that the performance of the SX5E will result in the return of any of your initial investment.**



The closing level of the Dow Jones EURO STOXX 50® Index on August 21, 2009 was 2,745.62.

Historical Performance of the European Union Euro

The graph below shows the historical performance of the European Union euro expressed in terms of the conventional market quotation, which is the amount of U.S. dollars that can be exchanged for one European Union euro, which we refer to in this pricing supplement as the exchange rate, from 8/21/99 to 8/21/09. The exchange rate of the European Union Euro on August 21, 2009, was 1.432.

The exchange rates displayed in the graph below are for illustrative purposes only and do not form part of the calculation of the reference return. The reference return is calculated using the spot rate, which is the amount of European Union euros per one U.S. dollar, calculated as one divided by the number displayed on Reuters page ECB37 at a particular time and which may differ from the exchange rate as reported elsewhere.

Historical Price of USD/EUR



The spot rate of the European Union euro on August 21, 2009, was 0.6983, which was the amount of European Union euros per one U.S. dollar calculated as one divided by the number displayed on Reuters page ECB37 at approximately 1:00 p.m. on such date.

The issuer obtained the exchange rate used to calculate the graph above from Bloomberg Professional® service. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Professional® service. The historical performance of the European Union euro should not be taken as an indication of future performance, and no assurance can be given as to the spot rate on the pricing date or on the final valuation date. We cannot give you assurance that the performance of the European Union euro will result in the return of any of your initial investment.

Discontinuance or Modification of the Index

If the reference sponsor (as defined below) discontinues publication of or otherwise fails to publish the index on any day on which the index is scheduled to be published and the reference sponsor or another entity publishes a successor or substitute index that the calculation agent determines to be comparable to the discontinued index (the comparable index, the "successor index"), then that successor index will be deemed to be the index for all purposes relating to the securities, including for purposes of determining whether a market disruption event exists. Upon any selection by the calculation agent of a successor index, the calculation agent will furnish written notice to the issuer and the holders of the securities.

If the index is discontinued or if the reference sponsor fails to publish the index and the calculation agent determines that no successor index is available at that time, then the calculation agent will determine the applicable intra-day or closing level, as applicable, using the same general methodology previously used by the reference sponsor. The calculation agent will continue to make that determination until the earlier of (i) the final valuation date or (ii) a determination by the calculation agent that the index or a successor index is available. In that case, the calculation agent will furnish written notice to the issuer and the holders of the securities.

If at any time the method of calculating the index or a successor index, or the level thereof, is changed in a material respect, or if the index or a successor index is in any other way modified so that, in the determination of the calculation agent, the level of that index does not fairly represent the level of the index or successor index that would have prevailed had those changes or modifications not been made, then the calculation agent will make the calculations and adjustments as may be necessary in order to determine a level comparable to the level that would have prevailed had those changes or modifications not been made. If, for example, the method of calculating the index or a successor index is modified so that the level of that index is a fraction of what it would have been if it had not been modified, then the calculation agent will adjust that index in order to arrive at a level of the index or successor index as if it had not been modified. In that case, the calculation agent will furnish written notice to the issuer and the holders of the securities.

Notwithstanding these alternative arrangements, discontinuance of the publication of the index may adversely affect the value of, and trading in, the securities.

Events of Default and Acceleration

If an event of default (as defined in the accompanying prospectus) has occurred or is occurring with respect to the securities, the calculation agent will determine the accelerated payment at maturity due and payable in the same general manner as described in "Terms" in this pricing supplement. In that case, the scheduled trading day preceding the date of acceleration will be used as the final valuation date for purposes of determining the accelerated index return. If a market disruption event exists with respect to the index on that scheduled trading day, then the accelerated final valuation date for the index will be postponed for up to five scheduled trading days (in the same general manner used for postponing the originally scheduled final valuation date). The accelerated maturity date will be the date which follows the accelerated final valuation date by the number of business days between the original final valuation date and the original maturity date.

If the securities have become immediately due and payable following an event of default, you will not be entitled to any additional payment with respect to the securities. For more information, see "Description of Debt Securities — Events of Default" in the accompanying prospectus.

Supplemental Plan of Distribution

HSBC has agreed to sell to UBS Financial Services Inc. (the "Agent"), and the Agent has agreed to purchase, all of the securities at the price indicated on the cover of this pricing supplement. HSBC has agreed to indemnify the Agent against liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that the Agent may be required to make relating to these liabilities as described in the accompanying prospectus supplement and the prospectus. UBS Financial Services Inc. may allow a concession not in excess of the underwriting discount to its affiliates.

Subject to regulatory constraints, HSBC USA Inc. (or an affiliate thereof) intends to offer to purchase the securities in the secondary market, but is not required to do so. HSBC or its affiliate will enter into swap agreements or related hedge transactions with one of HSBC's other affiliates or unaffiliated counterparties in connection with the sale of the securities and the Agent and/or an affiliate may earn additional income as a result of payments pursuant to the swap or related hedge transactions.